webMethods, Inc. (the “Company”)
Exhibit 1
     The Company expects to report the following results in its Quarterly Report on Form 10-Q for the three months ended September 30, 2006. These expected results are subject to completion of the Company’s financial statements for the three and six months ended September 30, 2006.
     For the three months ended September 30, 2006, the Company’s net loss was $4.1 million, or a loss of $0.07 per share, as compared to net income of $2.6 million, or earnings of $0.05 per share, for the prior year period. This $6.6 million increase in net loss is primarily due to a $2.8 million increase in stock-based compensation expense, a $2.6 million increase in other operating expenses, a $2.3 million increase in other professional services cost of revenue and a $1.2 million charge for the amounts allocated to the acquired in-process research and development associated with our acquisition of Infravio, Inc. in September 2006, partially offset by a $1.6 million increase in total revenue and a $0.6 million increase in interest and other income, net.
     For the six months ended September 30, 2006, the Company’s net loss was $9.9 million, or a loss of $0.18 per share, as compared to net income of $2.0 million, or earnings of $0.04 per share, for the prior year period. This $11.9 million increase in net loss is primarily due to a $5.5 million increase in stock-based compensation expense, a $3.8 million increase in other total cost of revenue, a $3.1 million increase in other operating expenses and a $1.2 million charge for the amounts allocated to the acquired in-process research and development associated with our acquisition of Infravio, Inc. in September 2006, partially offset by a $1.7 million increase in interest and other income, net.